SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Optical Sensors, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68384P 10 7
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  68384P 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V
            Tax Identification No.  41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    453,225
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 453,225
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             453,225

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.09%

12)        TYPE OF REPORTING PERSON*

             PA








                                   13G

CUSIP NO.  68384P 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V
            Tax Identification No.  41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    453,225
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 453,225
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             453,225

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.09%

12)        TYPE OF REPORTING PERSON*

             PA




13G

CUSIP NO.  68384P 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    820,058
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 820,058
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             820,058

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.21%

12)        TYPE OF REPORTING PERSON*

             IN







13G

CUSIP NO.  68384P 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    820,058*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 820,058*

PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             820,058*

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.21%

12)        TYPE OF REPORTING PERSON*

             IN



13G

CUSIP NO.  68384P 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    820,058
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 820,058
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             820,058

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.21%

12)        TYPE OF REPORTING PERSON*

             IN




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)


Item 1(a)  Name of Issuer:

           Optical Sensors, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           7615 Golden Triangle, Suite A
           Eden Praire, MN  55344

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners V
           2.  Itasca Partners V
           3.  John E. Lindahl
           4.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners V
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           2.  Itasca Partners V
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           3.  John E. Lindahl
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           4.  George J. Still
               c/0 Norwest Venture Partners
               245 Lytton Avenue
               Palo Alto, CA  94301

           5.  John P. Whaley
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Equity Partners V on behalf of all of the persons listed above pursuant to Rule 13d-1(d and Rule 13d-1(k). Norwest Equity Partners V,L.P. is a Minnesota limited partnership, whose general partner is Itasca Partners V,L.L.P.. John E. Lindahl and George J. Still are the managing partners, and John P. Whaley is the managing administrative partner of, Itasca Partners V.


Item 2(c)  Citizenship:

           1.  Norwest Equity Partners V:  Minnesota
           2.  Itasca Partners V:  Minnesota
           3.  John E. Lindahl:  United States
           4.  George J. Still:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           68384P 10 7

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Equity Partners V: At December 31, 1999, Norwest Equity Partners V beneficially owned 453,225 shares of common stock. This amount represented 5.09% of the total shares of common stock outstanding at that date.

(2) Itasca Partners V: At December 31, 1999, Itasca Partners V may be deemed to have beneficially owned, by virtue of its affiliation with Norwest Equity Partners V, 453,225 shares of common stock. This amount represented 5.09% of the total shares of common stock outstanding at that date.

(3) John E. Lindahl: At December 31, 1999, John E. Lindahl may be deemed to have beneficially owned, 820,058 shares of common stock, which amount includes 453,225 shares of common stock he may be deemed to beneficially own by virtue of his status as a managing partner of Itasca Partners V, the general partner of Norwest Equity Partners V, L.P., the record owner of such shares, and 366,833 shares of common stock, by virtue of his status as a managing partner of Itasca Partners, a Minnesota general partnership, the general partner of Norwest Equity Partners IV, L.P., a Minnesota limited partnership that is the record holder of such shares. These amounts represented an aggregate of 9.21% of the Issuer's total shares of common stock outstanding at that date.

(4) George J. Still, Jr.: At December 31, 1999, George J. Still, Jr. may be deemed to have beneficially owned, 820,058 shares of common stock, which amount includes 453,225 shares of common stock he may be deemed to beneficially own by virtue of his status as a managing partner of Itasca Partners V, the general partner of Norwest Equity Partners V, L.P., the record owner of such shares, and 366,833 shares of common stock, by virtue of his status as a managing partner of Itasca Partners, a Minnesota general partnership, the general partner of Norwest Equity Partners IV, L.P., that is the record holder of such shares. These amounts represented an aggregate of 9.21% of the Issuer's total shares of common stock outstanding at that date.

(5) John P. Whaley: At December 31, 1999, John P. Whaley may be deemed to have beneficially owned, 820,058 shares of common stock, which amount includes 453,225 shares of common stock he may be deemed to beneficially own by virtue of his status as the managing administrative partner of Itasca Partners V, the general partner of Norwest Equity Partners V, L.P., the record owner of such shares, and 366,833 shares of common stock, by virtue of his status as the managing administrative partner of Itasca Partners, a Minnesota general partnership, the general partner of Norwest Equity Partners IV, L.P., that is the record holder of such shares. These amounts represented an aggregate of 9.21% of the Issuer's total shares of common stock outstanding at that date.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 9, 2000

NORWEST EQUITY PARTNERS V, L.P.

By ITASCA PARTNERS V, L.L.P., as general partner



By:  /s/ John P. Whaley
         John P. Whaley, Partner


AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Equity Partners V on its own behalf and on behalf of
(a) Itasca Partners V, a Minnesota limited liability partnership whose general partners are the following individuals: (a) John E. Lindahl, (b) George J. Still, Jr. and (c) John P. Whaley.

Dated:  February 9, 2000

NORWEST EQUITY PARTNERS V, L.P.

By ITASCA PARTNERS V., L.L.P.



  /s/ John P. Whaley
      John P. Whaley, As Managing Administrative
        Partner

ITASCA PARTNERS V, L.L.P.



  /s/ John P. Whaley
      John P. Whaley, As Managing Administrative
        Partner



  /s/ John P. Whaley
      John P. Whaley, Attorney-in-Fact
        For John E. Lindahl



  /s/ John P. Whaley
      John P. Whaley, Attorney-in-Fact
        George J. Still, Jr.


11